FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of  March 2006


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)





27 March 2006

Scheme of Arrangement approved by Warrantholders

COLT Telecom Group plc (the 'Company') announces that at a Court Meeting held earlier today to approve the cancellation of all outstanding Warrants in consideration for the issue of new Ordinary Shares to be effected by way of Scheme of Arrangement (the 'Scheme'), the resolution proposed received the support of the Company's Warrantholders.

At the Court Meeting, a majority in number of the Company's Warrantholders who voted (either in person or by proxy), representing not less than 75 per cent. by value of the votes cast, voted in favour of the resolution to approve the Scheme. The resolution was accordingly passed.

The Scheme requires the sanction of the High Court and, subject to receiving such sanction, it is expected that the Scheme will become effective on 4 April 2006 and the Warrants cancelled and the new Ordinary Shares issued and admitted to the Official List and to trading on the London Stock Exchange on 10 April 2006.

Terms used in this announcement shall have the same meanings as set out in the Scheme document dated 10 March 2006.

For further information please call Luke Glass at COLT on 020 7390 3681.


                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 27 March 2006                            COLT Telecom Group plc



                                               By: ___Caroline Griffin Pain___


                                               Caroline Griffin Pain
                                               Company Secretary